Bradford & Bingley

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

07028908

18 December 2007

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

John Pickering

John Pickering
Assistant Manager
Company Secretary's Office

SEC MAIL RECEIVED PROCESSING
DEC 26 2007
WASH. D.C. 161 SECTION

1/3/08

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

F0427 (02/2007)

Bradford & Bingley plc

Pre-close Briefing – 29 November 2007

"Bradford & Bingley has been resilient and resourceful through the current market turmoil. We have successfully funded the bank in very tough conditions and completed the disposal of our non-retail loan portfolios in line with our strategic focus on retail mortgages and savings. We are now even better placed to take advantage of opportunities in our market."
Steven Crawshaw, Group Chief Executive

We expect underlying profit for the full year 2007 to be in line with the current market consensus[1]

Lending volumes

- Our pipeline of new business was at record levels at the half year and net new lending reflects this. We have continued to write good levels of new buy-to-let business and the new business pipeline at the end of October, whilst lower than June, was higher than a year ago.
- Our forward sale agreements with GMAC and Kensington are continuing. We purchased £1.1bn in the third quarter from GMAC and our fourth quarter acquisition will be around £350m.

Margins

- The decline in the Group's net interest margin has been broadly in line with what we expected at the half year. Increased funding costs and the changing mix of funding will continue to be the main sources of margin pressure. As these funding cost increases are being passed on to customers and our growth in the fourth quarter is lower, margin dilution is slowing.

Credit Quality

- Credit quality remains strong and, as expected, arrears levels have trended gently upwards since the half-year, consequently the impairment charge is expected to be higher in the second half of the year than the first.

Funding and liquidity

- In the current climate, liquidity management has become increasingly important and is likely to remain so well into next year. We have a well-developed approach to funding and liquidity and consequently have access to a diversity of sources of funding and strong relationships.
- We have raised £2.5bn of secured finance under our covered bond and master trust programmes in the six weeks ended 31 October, more than we had originally planned to raise throughout the second half of the year.
- In addition, retail deposits have held up well, recovering from a dip in the middle of September to regain their upward path immediately. We are recording regular and substantial inflows of UK retail savings deposits and expect to end the year strongly, helped by the launch of the new postal account. We have supplemented our own savings brand with an online partnership with ASDA. The account is ASDA branded and we will act as deposit taker and manage savings on behalf of their customers.

Treasury Assets

- Given the significant amount of interest following disclosure by global investment banks, we feel it is helpful to summarise our small exposure to structured investment vehicles (SIVs) and collateralised debt obligations (CDOs) of mortgage-backed securities.
- We have investments in four bank-sponsored SIVs amounting to £125m and CDOs of asset backed securities amounting to £140m. As at the end of October, no investments were permanently impaired and all SIVs and CDOs were performing satisfactorily.
- However, this week we have learnt that one of our CDO investments of £20m has been further downgraded. We will review whether this, or any other investment, has been permanently impaired at the year-end.
- These assets are included within debt securities and treated as "available for sale" for accounting purposes. This means that changes in market value are recorded in the balance sheet as changes to reserves and do not affect our profits or our regulatory capital position. As a matter of course all our debt securities, including these investments, are marked-to-market monthly. Between July and the end of October the total mark to market movement on debt securities was a reduction of £82m.

Capital

- We are progressing towards the introduction of Basel II IRB during 2008. The IRB waiver was submitted at the end of June and the ICAAP document will be sent at the end of this week.
- As part of our restructuring of the balance sheet, we had planned to issue preference shares or similar non-equity tier one capital, in conjunction with the share buyback, to achieve a more efficient capital structure. Current capital market conditions have made this plan uneconomic for us and therefore we will review it in the new year.

Disposals[2]

- The £4.2bn raised from the sale of our Commercial and Housing Association mortgage portfolios announced on 20 November has further improved the Group's liquidity and capital. We anticipate the loss on disposal of these sales to be between £15-40m, dependent mainly on the value of fixed rate elements of the portfolio when the housing association disposal completes in December. The proceeds will enable us to take advantage of the improved margins available in residential mortgage lending.

Dividend

- An interim dividend of 6.7p per share was paid in October. Future dividends will continue to grow in line with underlying profits, balanced against the needs of growing the business.

Operating Costs

- Operating costs remain in line with expectations, reflecting continued productivity improvements in mortgage operations.

Outlook

- We remain confident about demand for buy-to-let mortgages. The strong fundamentals that have underpinned the growth in this market remain. Rental levels are rising, landlords continue to add to their property portfolios and uncertainty in the housing market should drive further demand.
- Competition in the UK mortgage market has decreased in recent months as wholesale-only funded lenders have reduced new lending or closed to new business. This reduction in capacity has helped to rebalance supply and demand in a way that favours well capitalised lenders with a broader funding base, such as Bradford & Bingley.
- Our positive response to the recent difficult market conditions has provided us with a secure balance sheet which positions us well to take advantage of profitable opportunities in our market.

Notes

1. Consensus

A B&B poll of 16 analysts indicates a mean consensus forecast for 2007 underlying profit before tax, hedge ineffectiveness and profit/loss on disposals of £356.6.m within a range of £305.0m to £374.8m.

2. Impact of Disposals

On 20 November, we announced the disposal of our commercial and housing association mortgage portfolios. The contribution these assets made to the Group's performance is set out below:

FY 2006 **£m**	**Continuing Operations**	**Discontinued Operations**	**Group**
Net interest income	464	46	510
Non interest income	101	4	105
Total income	565	50	615
Costs	(269)	(3)	(272)
Impairment	(8)	1	(7)
Underlying PBT	288	48	336

H1 2007 **£m**	**Continuing Operations**	**Discontinued Operations**	**Group**
Net interest income	248	23	271
Non interest income	52	2	54
Total income	300	25	325
Costs	(138)	(2)	(140)
Impairment	(6)	1	(5)
Underlying PBT	156	24	180

Conference call details

Bradford & Bingley will hold a conference call at 0930 hours today with analysts and investors to discuss the information that is contained within this statement.

Live dial in number:	+44 (0)208 996 3900
Passcode:	860051
48-hr replay dial in:	+44 (0)207 136 9233
Passcode:	5599 2699

The replay of the conference call will also be available on our website at www.bbg.co.uk

Forthcoming events

2007 preliminary results announcement	13 February 2008
Ex-dividend date	19 March 2008
Record date	25 March 2008
Dividend payment date	02 May 2008

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Media Relations
Simon Moyse, Finsbury
+44 (0) 20 7251 3801

Disclaimer

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of the Bradford & Bingley Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Bradford & Bingley Group including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Bradford & Bingley Group and its affiliates operate. As a result, the Bradford & Bingley Group's actual future financial condition, business performance and results may differ materially from the plans, goals, and expectations expressed or implied in these forward looking statements.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 15 Dec 2007

Name of *applicant*:		Bradford & Bingley plc		
Name of scheme:		Executive Incentive Plan		
Period of return:	From:	15 June 2007	To:	15 Dec 2007
Balance under scheme from previous return:		258,010		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil		
Number of *securities* issued/allotted under scheme during period:		Nil		
Balance under scheme not yet issued/allotted at end of period		258,010		
Number and *class* of *securities* originally listed and the date of admission		600,000 25 pence ordinary shares - 9 December 2004		
Total number of *securities* in issue at the end of the period		617,674,534		

Name of contact:	John Pickering
Address of contact:	Croft Road, Crossflatts, Bingley BD16 2UA
Telephone number of contact:	01274 554384

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Bradford & Bingley plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 15 Dec 2007

Name of *applicant*:		Bradford & Bingley plc		
Name of scheme:		Save As You Earn Scheme		
Period of return:	From:	15 June 2007	To:	15 Dec 2007
Balance under scheme from previous return:		1,300,000		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil		
Number of *securities* issued/allotted under scheme during period:		Nil		
Balance under scheme not yet issued/allotted at end of period		1,300,000		
Number and *class* of *securities* originally listed and the date of admission		500,000 25 pence ordinary shares - 9 December 2004 800,000 25 pence ordinary shares - 12 April 2007		
Total number of *securities* in issue at the end of the period		617,674,534		

Name of contact:	John Pickering
Address of contact:	Croft Road, Crossflatts, Bingley BD16 2UA
Telephone number of contact:	01274 554384

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Bradford & Bingley plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

17 December 2007

Bradford & Bingley plc

Aire Valley Finance (No.2) plc

The latest Quarterly Report for Aire Valley Finance (No.2) plc is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**December 2007**	**September 2007**
Outstanding current balance of mortgages	£333,569,319	£361,487,584
Number of mortgages	3,771	4,026
Average loan balance	£88,456	£89,788
Average LTV	61.97%	62.58%
Arrears:		
1 month +	0.16%	0.25%
3 months +	0.05%	0.10%
12 months +	0.00%	0.02%

Contacts :

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

17 December 2007

Bradford & Bingley plc

Cancellation of bonds

Bradford & Bingley plc can confirm it has purchased for cancellation the following CHF Covered Bonds:

CHF 15m 2011 3.125% new outstanding amount CHF 150,000,000
CHF 15m 2012 2.750% new outstanding amount CHF 225,000,000

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

18 December 2007

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**December 2007**	**November 2007**
Outstanding current balance of mortgages	£10,922,357,850	£9,640,605,557
Number of mortgages	114,472	104,099
Average loan balance	£95,415	£92,610
Average LTV	62.83%	61.66%
Weighted average HPI LTV	65.31%	68.47%
Arrears:		
1 month +	2.79%	2.90%
3 months +	0.92%	0.99%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

20 December 2007

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Trustee Limited, Aire Valley Funding 1 Limited and Aire Valley Mortgages 2004-1 plc, Aire Valley Mortgages 2005-1 plc, Aire Valley Mortgages 2006-1 plc, Aire Valley Mortgages 2007-1 plc, Aire Valley Mortgages 2007-2 plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**December 2007**	**September 2007**
Outstanding current balance of mortgages	£11,490,216,582	£11,015,549,924
Number of mortgages	91,250	87,985
Average loan balance	£125,920	£125,198
Weighted average current LTV	77.60%	77.75%
Arrears:		
1 month +	1.99%	1.80%
3 months +	0.77%	0.66%
12 months +	0.04%	0.02%
Repossessions	0.11%	0.10%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5645
Email: nickie.aiken@bbg.co.uk

END

END